Exhibit (a)(1)(i)

Offer to Purchase for Cash

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000)

for an Aggregate Purchase Price of Not More Than $25,000,000.00

at a Per Unit Purchase Price of $200.00

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 9, 2020, UNLESS THE TENDER OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”) OR OTHERWISE TERMINATED.

Summit Midstream Partners, LP, a Delaware limited partnership (“Summit,” the “Partnership,” “we,” “us” or “our”), is offering to purchase for cash (the “Tender Offer”) up to $25,000,000.00 aggregate purchase price (the “Maximum Aggregate Purchase Price”) of our 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units” or “units”) upon the terms and subject to the conditions described in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

The consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer will equal $200.00 per Series A Preferred Unit (the “Per Unit Purchase Price”). Applicable withholding taxes will be deducted from payments to tendering holders.

Assuming that the Tender Offer is fully subscribed, the number of Series A Preferred Units that will be purchased at the Per Unit Purchase Price under the Tender Offer is 125,000. If the aggregate number of Series A Preferred Units that are validly tendered and not properly withdrawn as of the Expiration Date (the “Total Tendered Amount”) exceeds the Maximum Aggregate Purchase Price, we will accept for purchase that number of Series A Preferred Units that does not result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. In that event, the Series A Preferred Units that will be accepted for purchase will be subject to proration, as described in this Offer to Purchase. For additional information on proration, see Section 1.

Holders that tender Series A Preferred Units that are accepted will forfeit any claim to all accumulated and unpaid distributions on their Series A Preferred Units, regardless of when accumulated, whether before or after the date hereof and including any distributions that may accumulate through the settlement date for the Tender Offer.

The Tender Offer will expire on the Expiration Date, unless extended or earlier terminated by us. Tendered Series A Preferred Units may be withdrawn at any time prior to the expiration of the Tender Offer. In addition, you may withdraw any tendered Series A Preferred Units if we have not accepted them for purchase within 40 business days from the commencement of the Tender Offer on November 10, 2020.

The Tender Offer is conditioned on, among other things, the following: (i) holders of at least 75,000 Series A Preferred Units validly tender (and not properly withdraw) their Series A Preferred Units prior to the Expiration Date (the “Minimum Tender Condition”), (ii) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits to us (see Section 2) of the Tender Offer, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits to us of the Tender Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (iv) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs and (v) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States, (c) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (d) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption. See Section 6 for a complete description of the conditions of the Tender Offer. We reserve the right to extend or terminate the Tender Offer if any condition of the Tender Offer is not satisfied and otherwise to amend the Tender Offer in any respect.

As of November 9, 2020, 237,184 Series A Preferred Units were outstanding. Our Series A Preferred Units trade on the OTC with the CUSIP number 866142AA0. On November 6, 2020, the reported closing price of our Series A Preferred Units on the OTC was $153.30 per Series A Preferred Unit. You are urged to obtain current market quotations for our Series A Preferred Units before deciding whether to tender your units pursuant to the Tender Offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The date of this Offer to Purchase is November 10, 2020.

IMPORTANT

None of the Partnership, Summit Midstream GP, LLC, our general partner (the “General Partner”), its Board of Directors (the “Board of Directors”), officers or employees, or the Tender and Information Agent (as defined below) makes any recommendation as to whether you should tender any Series A Preferred Units or refrain from tendering Series A Preferred Units in the Tender Offer. Accordingly, you must make your own decision as to whether to tender Series A Preferred Units in the Tender Offer and, if so, the number of Series A Preferred Units to tender. Participation in the Tender Offer is voluntary, and you should carefully consider whether to participate before you make your decision. We urge you to carefully read this Offer to Purchase in its entirety, including the information incorporated by reference herein, and the Letter of Transmittal. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

If you want to tender all or any portion of your Series A Preferred Units, you must do one of the following prior to the Expiration Date:

•	if your units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your units for you;

•

complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal to D.F. King & Co., Inc., the tender and information agent for the Tender Offer (the “Tender and Information Agent”), at the address shown on the Letter of Transmittal; or

•

if you are an institution participating in The Depository Trust Company (“DTC”) and you hold your units through DTC, tender your units according to the procedure for book-entry transfer described in Section 3.

There are no guaranteed delivery procedures available with respect to the Tender Offer under the terms of this Offer to Purchase or any related materials. Holders must tender their Series A Preferred Units in accordance with the procedures set forth in this Offer to Purchase. See Section 3.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Tender Offer. Accordingly, beneficial owners wishing to participate in the Tender Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Tender Offer.

We are making the Tender Offer to eligible holders only. We are not aware of any jurisdiction in which the making of this Tender Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of this Tender Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, this Tender Offer will not be made to, nor will tenders of Series A Preferred Units be accepted from or on behalf of, the holders of Series A Preferred Units residing in such jurisdiction.

Questions and requests for assistance may be directed the Tender and Information Agent, and the telephone number and address set forth on the back cover page of this Offer to Purchase. You may request additional copies of this Offer to Purchase, Letter of Transmittal and other Tender Offer documents from the Tender and Information Agent. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

i

You should rely only on the information contained or incorporated by reference in this Offer to Purchase. We have not authorized anyone to provide you with information or to make any representation in connection with the Tender Offer other than those contained or incorporated by reference herein or in the accompanying Letter of Transmittal and other materials. If anyone makes any recommendation or gives any information or representation regarding the Tender Offer, you should not rely on that recommendation, information or representation as having been authorized by us, our General Partner, its Board of Directors, officers or employees, the Tender and Information Agent, or any other person. You should not assume that the information provided in the Tender Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer to Purchase. We are offering to purchase, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted.

ii

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase. These answers to questions that you may have as a holder of the Series A Preferred Units highlight selected information included elsewhere or incorporated by reference in this Offer to Purchase. To fully understand the Tender Offer and the other considerations that may be important to your decision about whether to participate in the Tender Offer, you should carefully read this Offer to Purchase in its entirety, as well as the information incorporated by reference in this Offer to Purchase. We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics in this summary. For further information about us, see Section 9.

Except as the context otherwise requires, or as otherwise specified or used in this Offer to Purchase, the terms “we,” “us,” “our,” “ours,” “the Partnership,” and “SMLP” refer to Summit Midstream Partners, LP and its consolidated subsidiaries.

•	Who is offering to purchase my Series A Preferred Units?

The issuer of the Series A Preferred Units, Summit Midstream Partners, LP, a Delaware limited partnership, is offering to purchase your Series A Preferred Units. For further information about us, see Section 9.

•	Why are we making the Tender Offer?

We are making the Tender Offer in connection with our strategic plan to enhance our financial flexibility and enhance the value of the common units representing limited partner interests in the Partnership (the “Common Units”). The Partnership believes that the Tender Offer would be beneficial to the Partnership for the following reasons:

•

Successful completion of the Tender Offer would reduce the amount of distributions on Series A Preferred Units that we would be required to pay (currently $20.3 million in the aggregate), including the accumulated but unpaid distribution of $11.3 million for the six-month period ended June 15, 2020, before we would be able to make any distributions on Common Units, which we believe will increase our ability to resume distributions on our Common Units in the future and consequently their market value and our ability to raise capital.

•	Successful completion of the Tender Offer would reduce the Series A Preferred Units’ $125 million liquidation preference.

While we believe the Tender Offer offers benefits to the Partnership and the holders of Series A Preferred Units, the Tender Offer is not equally suitable for all holders of Series A Preferred Units, and the decision as to whether to tender Series A Preferred Units in the Tender Offer will not be the same for all holders. See Section 2.

•	What will be the Per Unit Purchase Price for the units and what will be the form of payment?

The consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer will be the Per Unit Purchase Price of $200.00 per Series A Preferred Unit. Applicable withholding taxes will be deducted from payments to tendering holders. The Per Unit Purchase Price does not include accrued distributions.

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, the Series A Preferred Units in an amount not to exceed the Maximum Aggregate Purchase Price. If the Total Tendered Amount for the Series A Preferred Units that are validly tendered and not properly withdrawn as of the Expiration Date exceeds the Maximum Aggregate Purchase Price, we will accept for purchase that number of Series A Preferred Units that does not result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. In that event, the Series A Preferred Units will be subject to proration, as described in this Offer to Purchase.

At the time you tender your Series A Preferred Units, you will not know the extent of participation by other holders of Series A Preferred Units in the Tender Offer or whether acceptance of all validly tendered and not properly withdrawn Series A Preferred Units would result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. As a result, you will not know whether we will be able to accept for purchase in full your validly tendered and not properly withdrawn Series A Preferred Units at the time you tender those units.

Your right to receive the Per Unit Purchase Price in the Tender Offer is subject to all of the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See Section 1.

•	How many Series A Preferred Units are you offering to purchase in the Tender Offer?

We are offering to purchase Series A Preferred Units validly tendered and not properly withdrawn up to the Maximum Aggregate Purchase Price. Assuming that the Tender Offer is fully subscribed, the number of Series A Preferred Units that will be purchased at the Per Unit Purchase Price under the Tender Offer is 125,000, which represents approximately 52.7% of the total number of Series A Preferred Units outstanding as of November 9, 2020.

•	How will the Tender Offer affect the trading market for the Series A Preferred Units that are not tendered?

If the number of Series A Preferred Units that remain outstanding after the Tender Offer is significantly reduced, the trading market for the remaining Series A Preferred Units may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of such units. The extent of the market for the Series A Preferred Units following the consummation of the Tender Offer will depend upon, among other things, the number of outstanding Series A Preferred Units at such time, the number of holders of Series A Preferred Units remaining at such time and the interest in maintaining a market in such Series A Preferred Units on the part of securities firms. See Section 2.

•	What other rights will I lose if I tender my Series A Preferred Units in the Tender Offer?

If your Series A Preferred Units are validly tendered and accepted for purchase pursuant to the Tender Offer, you will lose the rights of a holder of such Series A Preferred Unit, including receipt of any future distributions and the liquidation preference. For example, you would lose the right to receive semi-annual cash distributions, including previously accumulated distributions, when, as and if declared by our General Partner on such Series A Preferred Units. On May 3, 2020, we announced the suspension of distributions payable on both our Common Units and our Series A Preferred Units. We did not make a distribution on our Common Units with respect to the first, second or third quarters of 2020, nor did we make a distribution on our Series A Preferred Units on June 15, 2020. Unpaid distributions on the Series A Preferred Units will continue to accrue for holders who do not tender their Series A Preferred Units pursuant to the Tender Offer.

You would also lose the right to receive, out of the assets available for distribution to our limited partners and before any distribution is made to the holders of securities ranking junior to the Series A Preferred Units (including our Common Units), a liquidation preference in the amount of $1,000 per Series A Preferred Unit, plus accumulated and unpaid distributions, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Partnership.

The Board of Directors of the General Partner plans on making decisions with respect to payment of distributions on the Series A Preferred Units on a semi-annual or quarterly basis, as applicable, based on the required payment date. We may not pay distributions on the Series A Preferred Units in the foreseeable future, and there are restrictions on our ability to pay distributions under our outstanding indebtedness that restrict our ability to pay cash distributions on any of our equity securities. See Section 2.

•	How do I tender my Series A Preferred Units for purchase in the Tender Offer?

If your Series A Preferred Units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Tender Offer, you should contact that registered holder promptly and instruct such holder to tender your Series A Preferred Units on your behalf. If you are a participant of DTC, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). Alternatively, you may submit a duly executed Letter of Transmittal to the Tender and Information Agent. See Section 3.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Tender Offer. Accordingly, beneficial owners wishing to participate in the Tender Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Tender Offer.

For further information on how to tender Series A Preferred Units, contact the Tender and Information Agent at the telephone number set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

•	May I tender only a portion of the Series A Preferred Units that I hold?

Yes. You do not have to tender all of your Series A Preferred Units to participate in the Tender Offer, unless you are an Odd Lot Holder as described in Section 1.

•

If the Tender Offer is consummated and I do not participate or I do not tender all of my Series A Preferred Units, how will my rights and obligations under my remaining outstanding Series A Preferred Units be affected?

The rights and obligations under the Series A Preferred Units that remain outstanding after the consummation of the Tender Offer will not change as a result of the Tender Offer. See Section 2.

•	What do you intend to do with the Series A Preferred Units that are tendered in the Tender Offer?

Series A Preferred Units accepted for purchase by us in the Tender Offer will be cancelled. See Section 2.

•	Are you making a recommendation regarding whether I should participate in the Tender Offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your Series A Preferred Units for purchase in the Tender Offer. Accordingly, you must make your own determination as to whether to tender your Series A Preferred Units for purchase in the Tender Offer and, if so, the number of units to tender. Before making your decision, we urge you to read this Offer to Purchase carefully in its entirety, and the other documents incorporated by reference in this Offer to Purchase.

•	What risks should I consider in deciding whether or not to tender my Series A Preferred Units?

In deciding whether to participate in the Tender Offer, you should carefully consider the discussion of risks and uncertainties affecting our business and the Series A Preferred Units that are described in the section entitled “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, our Quarterly Report on Form 10-Q for the three months ended June 30, 2020 and our Quarterly Report on Form 10-Q for the three months ended September 30, 2020.

•	What are the conditions to the Tender Offer?

The Tender Offer is conditioned on, among other things, the Minimum Tender Condition. See Section 6 for a complete description of the conditions of the Tender Offer.

We may waive certain conditions of the Tender Offer. If any of the conditions are not satisfied or waived for the Tender Offer, we will not complete the Tender Offer.

•	When does the Tender Offer expire?

The Tender Offer will expire at 11:59 p.m., New York City time, on the Expiration Date, unless extended or earlier terminated by us. See Sections 1 and 14.

•	Under what circumstances can the Tender Offer be extended, amended or terminated?

We reserve the right to extend the Tender Offer for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the Tender Offer in any respect prior to the Expiration Date. Further, we may be required by law to extend the Tender Offer if we make a material change in the terms of the Tender Offer or in the information contained in this Offer to Purchase or waive a material condition to the Tender Offer. During any extension of the Tender Offer, Series A Preferred Units that were previously tendered for purchase pursuant to the Tender Offer and not properly withdrawn will remain subject to the Tender Offer. We reserve the right, in our sole and absolute discretion, to terminate the Tender Offer at any time prior to the Expiration Date if any condition is not met. If the Tender Offer is terminated, no Series A Preferred Units tendered in the Tender Offer will be accepted for purchase and any Series A Preferred Units that have been tendered for purchase will be returned to the holder promptly after the termination at our expense. See Section 14.

•	How will I be notified if the Tender Offer is extended, amended or terminated?

We will issue a press release or otherwise publicly announce any extension, amendment or termination of the Tender Offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. For more information regarding notification of extensions, amendments or the termination of the Tender Offer, see Section 14.

•	What is the accounting treatment of the Tender Offer?

For each Series A Preferred Unit that is tendered in the Tender Offer, we will eliminate from our Series A Preferred Unit capital account an amount equal to the sum of $1,000, the undistributed net income allocated to the Series A Preferred Unit, and an offset amount for the allocation of Series A Preferred Unit issuance costs. The amount eliminated will be replaced by an equivalent amount in our Common Unit capital account.

•	If more than the Maximum Aggregate Purchase Price of units is validly tendered and not properly withdrawn prior to the Expiration Date, in what order will the Partnership purchase the tendered units?

If the conditions of the Tender Offer have been satisfied or waived and the Maximum Aggregate Purchase Price or less is validly tendered and not properly withdrawn prior to the Expiration Date, we will buy all Series A Preferred Units validly tendered and not properly withdrawn.

If the conditions to the Tender Offer have been satisfied or waived and more than the Maximum Aggregate Purchase Price of units has been validly tendered and not properly withdrawn prior to the Expiration Date, we will purchase Units on the following basis:

•	First, all Series A Preferred Units owned in “odd lots” (less than 100 units) that have been validly tendered (and not properly withdrawn) prior to the Expiration Date; and

•

Second, all other Series A Preferred Units validly tendered (and not properly withdrawn) prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional units, until we have purchased units resulting in the Maximum Aggregate Purchase Price. See Section 1.

Therefore, because of “Odd Lot” priority and proration provisions described above, we may not purchase all of the Series A Preferred Units that you tender if units in excess of the Maximum Aggregate Purchase Price are validly tendered (and not properly withdrawn).

•	What happens if some or all of my Series A Preferred Units are not accepted for purchase?

If we decide not to accept some or all of your Series A Preferred Units because of an invalid tender, the occurrence of the other events set forth in this Offer to Purchase or otherwise, the units not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Tender Offer by book-entry transfer to your account at DTC, as applicable. Because of “Odd Lot” priority and proration provisions described above, we may not purchase all of the Series A Preferred Units that you tender if units in excess of the Maximum Aggregate Purchase Price are validly tendered (and not properly withdrawn). See Section 1.

•	Until when may I withdraw Series A Preferred Units previously tendered for purchase?

If not previously returned, you may withdraw Series A Preferred Units that were previously tendered for purchase at any time prior to the expiration of the Tender Offer. In addition, you may withdraw any Series A Preferred Units that you tender that are not accepted for purchase by us after the expiration of 40 business days from the commencement of the Tender Offer, if such Series A Preferred Units have not been previously returned to you. For more information, see Section 4.

•	How do I withdraw Series A Preferred Units previously tendered for purchase in the Tender Offer?

For a withdrawal to be effective, the Tender and Information Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, prior to the Expiration Date. For more information regarding the procedures for withdrawing Series A Preferred Units, see Section 4.

•	Will I have to pay any fees or commissions if I tender my Series A Preferred Units for purchase in the Tender Offer?

You will not be required to pay any fees or commissions to us or the Tender and Information Agent in connection with the Tender Offer. However, if your Series A Preferred Units are held through a broker or other nominee who tenders the units on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See Section 15.

•	What are the U.S. federal income tax consequences if I tender my units?

The receipt of cash for your tendered units will generally be treated as a distribution with respect to such units. The treatment of the receipt of cash depends upon facts which may be unique as to each holder. See Section 13. As to each foreign holder, U.S. federal income tax will be withheld at a 52% rate unless such holder provides documentation pursuant to which the Tender and Information Agent, or other withholding agent, may determine that an exemption from, or reduction of, such withholding applies. See Section 13. If tax has been withheld you may be entitled to a refund of part or all of such withheld amount. See Section 13.

EACH HOLDER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO IT OF THE TENDER OFFER.

•	With whom may I talk if I have questions about the Tender Offer?

If you have questions about the terms of the Tender Offer or the procedures for tendering Series A Preferred Units in the Tender Offer or require assistance in tendering your Series A Preferred Units, please contact the Tender and Information Agent. The contact information for the Tender and Information Agent is set forth on the back cover page of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

We have made in this Offer to Purchase, and may from time to time otherwise make in other public filings, press releases and discussions with our management, forward-looking statements concerning our operations, economic performance and financial condition. These forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions, or future conditional verbs such as “may,” “will,” “should,” “would” and “could.” In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us or our subsidiaries are also forward-looking statements. These forward-looking statements involve various risks and uncertainties.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of our management team. All forward-looking statements in this Offer to Purchase and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements in this paragraph. These forward-looking statements speak only as of the date of this Offer to Purchase, or if earlier, as of the date they were made. The safe harbor provisions for forward-looking statements contained in the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), do not apply to any forward-looking statements that we make in connection with this Offer to Purchase, including forward-looking statements from our Annual Report on Form 10-K or Quarterly Reports on Form 10-Q, which are incorporated by reference into this Offer to Purchase. These risks and uncertainties include, among others:

•	failure to consummate the Tender Offer or any other liability management transactions we may pursue;

•	our decision whether to pay, or our ability to grow, our cash distributions;

•	fluctuations in natural gas, natural gas liquids (“NGLs”) and crude oil prices, including as of a result of political or economic measures taken by various countries or OPEC;

•	the extent and success of our customers’ drilling efforts, as well as the quantity of natural gas, crude oil and produced water volumes produced within proximity of our assets;

•	the current and potential future impact of the COVID-19 pandemic on our business, results of operations, financial position or cash flows;

•	failure or delays by our customers in achieving expected production in their natural gas, crude oil and produced water projects;

•	competitive conditions in our industry and their impact on our ability to connect hydrocarbon supplies to our gathering and processing assets or systems;

•

actions or inactions taken or nonperformance by third parties, including suppliers, contractors, operators, processors, transporters and customers, including the inability or failure of our shipper customers to meet their financial obligations under our gathering agreements and our ability to enforce the terms and conditions of certain of our gathering agreements in the event of a bankruptcy of one or more of our customers;

•

our ability to divest of certain of our assets or joint ventures to third parties on attractive terms, which is subject to a number of factors, including prevailing conditions and outlook in the natural gas, NGL and crude oil industries and markets;

•

the effectiveness of the Partnership’s 1-for-15 reverse unit split of its Common Units for regaining and maintaining compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”);

•	the ability to attract and retain key management personnel;

•	commercial bank and capital market conditions and the potential impact of changes or disruptions in the credit and/or capital markets;

•	changes in the availability and cost of capital and the results of our financing efforts, including availability of funds in the credit and/or capital markets;

•	restrictions placed on us by the agreements governing our debt and preferred equity instruments;

•	the availability, terms and cost of downstream transportation and processing services;

•	natural disasters, accidents, weather-related delays, casualty losses and other matters beyond our control;

•	operational risks and hazards inherent in the gathering, compression, treating and/or processing of natural gas, crude oil and produced water;

•	weather conditions and terrain in certain areas in which we operate;

•	any other issues that can result in deficiencies in the design, installation or operation of our gathering, compression, treating and processing facilities;

•

timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and rights-of-way and other factors that may impact our ability to complete projects within budget and on schedule;

•

our ability to finance our obligations related to capital expenditures, including through opportunistic asset divestitures or joint ventures and the impact any such divestitures or joint ventures could have on our results;

•

the effects of existing and future laws and governmental regulations, including environmental, safety and climate change requirements and federal, state and local restrictions or requirements applicable to oil and/or gas drilling, production or transportation;

•	changes in tax status;

•	the effects of litigation;

•	changes in general economic conditions; and

•	other factors discussed below and elsewhere in this Offer to Purchase and in our other public filings, press releases and discussions with our management.

For additional information regarding known material factors that could cause our actual results to differ from projected results please read the rest of this Offer to Purchase, as well as “Risk Factors” in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Part II, “Item 1A. Risk Factors” in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2020, June 30, 2020 and September 30, 2020.

INTRODUCTION

To the Holders of Series A Preferred Units of Summit Midstream Partners, LP:

Summit Midstream Partners, LP (“Summit,” the “Partnership,” “we,” “us” or “our”) invites holders of its 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000) (“Series A Preferred Units”) to tender their Series A Preferred Units for purchase by us. We are offering to purchase such units for cash (the “Tender Offer”) up to $25,000,000.00 aggregate purchase price (the “Maximum Aggregate Purchase Price”) upon the terms and subject to the conditions described in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

The Tender Offer will expire on December 9, 2020 as 11:59 p.m., New York City time, unless the Tender Offer is extended or terminated by us (such time, as it may be extended, the “Expiration Date”).

The consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer will equal $200.00 per Series A Preferred Unit (the “Per Unit Purchase Price”). Applicable withholding taxes will be deducted from payments to tendering holders.

Assuming that the Tender Offer is fully subscribed, the number of Series A Preferred Units that will be purchased at the Per Unit Purchase Price under the Tender Offer is 125,000. If the aggregate number of Series A Preferred Units that are validly tendered and not properly withdrawn as of the Expiration Date (the “Total Tendered Amount”) exceeds the Maximum Aggregate Purchase Price, we will accept for purchase that number of Series A Preferred Units that does not result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. In that event, the Series A Preferred Units that will be accepted for purchase will be subject to proration, as described in this Offer to Purchase. For additional information on proration, see Section 1.

Only units validly tendered and not properly withdrawn will be eligible for purchase. Units tendered but not purchased pursuant to the Tender Offer will be returned promptly following the Expiration Date. See Sections 3 and 4.

The Tender Offer is conditioned on, among other things, the Minimum Tender Condition (as defined below). See Section 6.

None of the Partnership, its general partner (the “General Partner”), the General Partner’s Board of Directors, officers or employees, or the Tender and Information Agent makes any recommendation as to whether you should tender any Series A Preferred Units or refrain from tendering Series A Preferred Units in the Tender Offer. Accordingly, you must make your own decision as to whether to tender Series A Preferred Units in the Tender Offer and, if so, the number of Series A Preferred Units to tender. Participation in the Tender Offer is voluntary, and you should carefully consider whether to participate before you make your decision. We urge you to carefully read this Offer to Purchase in its entirety, including the information incorporated by reference herein, and the Letter of Transmittal. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

If the conditions of the Tender Offer have been satisfied or waived and the Maximum Aggregate Purchase Price of Series A Preferred Units or less is validly tendered and not properly withdrawn prior to the Expiration Date, we will buy all Series A Preferred Units validly tendered and not properly withdrawn.

If the conditions to the Tender Offer have been satisfied or waived and more than the Maximum Aggregate Purchase Price has been validly tendered and not properly withdrawn prior to the Expiration Date, we will purchase Series A Preferred Units on the following basis:

•	First, all Series A Preferred Units owned in “odd lots” (less than 100 units) that have been validly tendered (and not properly withdrawn) prior to the Expiration Date; and

•

Second, all other Series A Preferred Units validly tendered (and not properly withdrawn) prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional units, until we have purchased units resulting in the Maximum Aggregate Purchase Price. See Section 1.

Because of the “odd lot” priority and proration provisions described above, we may not purchase all of the units that you tender. See Section 1.

The Per Unit Purchase Price will be paid to holders whose units are accepted for payment in cash, less any applicable withholding taxes and without interest. Tendering holders who hold units registered in their own name and who tender their units directly to the Tender and Information Agent will not be obligated to pay brokerage commissions, solicitation fees or, except as set forth in Section 5 hereof, transfer taxes on the purchase of units by us pursuant to the Tender Offer. Holders holding units in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee are urged to consult their broker, dealer, commercial bank, trust company or other nominee to determine whether any charges may apply if holders tender units through such nominees and not directly to the Tender and Information Agent. See Section 3.

We will pay all reasonable fees and expenses incurred in connection with the Tender Offer by the Tender and Information Agent.

Also, any tendering holder or other payee who is not a U.S. holder (as defined in Section 13) or who is a U.S. holder but fails to properly complete, sign and return to the Tender and Information Agent, or other withholding agent, the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal may be subject to U.S. federal income tax withholding (at a rate of 52%) of the gross proceeds paid to the holder or other payee pursuant to the Tender Offer, unless such holder otherwise establishes an exemption from or a reduction of such withholding. See Section 13 regarding material U.S. federal income tax consequences of the Tender Offer.

As of November 9, 2020, 237,184 Series A Preferred Units were outstanding. Our Series A Preferred Units trade on the OTC with the CUSIP number 866142AA0. On November 6, 2020, the reported closing price of our Series A Preferred Units on the OTC was $153.30 per Series A Preferred Unit. You are urged to obtain current market quotations for our Series A Preferred Units before deciding whether to tender your units pursuant to the Tender Offer. See Section 7.

CERTAIN SIGNIFICANT CONSIDERATIONS

Upon consummation of the Tender Offer, holders who tender their Series A Preferred Units will lose their rights under the Series A Preferred Units tendered in the Tender Offer, including, without limitation, their claims to accumulated and unpaid distributions and their rights to future distributions on the Series A Preferred Units, including a liquidation preference of $1,000 per unit.

If you tender your Series A Preferred Units pursuant to the Tender Offer, you will be giving up all of your rights as a holder of those Series A Preferred Units, including, without limitation, any claim you may have to accumulated and unpaid distributions through the settlement date and your right to future distributions on the Series A Preferred Units. Holders of the Series A Preferred Units are entitled to semi-annual distributions, which are paid when, as and if declared by our General Partner. You would also lose a portion of your right to receive, out of the assets available for distribution to our unitholders and before any distribution is made to the holders of securities ranking junior to the Series A Preferred Units, a liquidation preference in the amount of $1,000 per unit, plus accumulated and unpaid distributions, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Partnership.

On May 3, 2020, we announced the suspension of distributions payable on both our Common Units and our Series A Preferred Units. We did not make a distribution on our Common Units with respect to the first quarter of 2020, nor did we make a distribution on our Series A Preferred Units on June 15, 2020. Unpaid distributions on the Series A Preferred Units will continue to accumulate for holders who do not tender their Series A Preferred Units pursuant to the Tender Offer. As of November 9, 2020, the amount of accrued and unpaid distributions on the Series A Preferred Units was $20.3 million.

In the future, we may acquire any Series A Preferred Units that are not tendered in the Tender Offer for consideration different than that in the Tender Offer.

In the future, we may acquire Series A Preferred Units that are not tendered in the Tender Offer through open market purchases, privately negotiated transactions, a future tender or exchange offer or such other means as we deem appropriate. Any such acquisitions will occur upon the terms and at the prices as we may determine in our discretion, based on factors prevailing at the time, which may be more or less than the Per Unit Purchase Price and could be for cash or other consideration. We may choose to pursue any or none of these alternatives, or combinations thereof, in the future.

There may be less liquidity in the market for non-tendered Series A Preferred Units, and the market prices for non-tendered Series A Preferred Units may therefore decline or become more volatile.

If the Tender Offer is consummated, the number of outstanding Series A Preferred Units will be reduced, perhaps substantially, which may adversely affect the liquidity of such non-tendered Series A Preferred Units. An issue of securities with a small number available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float. Therefore, the market price for Series A Preferred Units that are not validly tendered in the Tender Offer may be adversely affected. The reduced float also may tend to make the market prices of the Series A Preferred Units that are not tendered more volatile.

The Board of Directors has not made a recommendation as to whether you should tender your Series A Preferred Units pursuant to the Tender Offer, and we have not obtained a third-party determination that the Tender Offer is fair to holders of the Series A Preferred Units.

The Board of Directors has not made, and will not make, any recommendation as to whether holders of the Series A Preferred Units should tender their Series A Preferred Units pursuant to the Tender Offer. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Series A Preferred Units for purposes of negotiating the terms of the Tender Offer, or preparing a report or making any recommendation concerning the fairness of the Tender Offer to the Partnership or the holders of Series A Preferred Units.

The Tender Offer may not be consummated if the Minimum Tender Condition is not satisfied or waived.

If the Minimum Tender Condition is not satisfied or waived, we will not accept any Series A Preferred Units tendered in the Tender Offer. See Section 6.

Certain members of the Board of Directors are subject to conflicts of interest with respect to the Tender Offer.

Several of our officers and directors own Common Units or receive compensation tied to Common Units. The Tender Offer and completion of the Tender Offer may impact the trading or market value of our Common Units or our Series A Preferred Units. To our knowledge, none of the directors or executive officers of our General Partner beneficially own any Series A Preferred Units.

The tax treatment of our Series A Preferred Units and the Tender Offer is uncertain because there is no direct controlling authority with respect to interests such as the Series A Preferred Units.

The tax treatment of our Series A Preferred Units and the Tender Offer is uncertain because there is no direct controlling authority with respect to interests such as the Series A Preferred Units. Although the Internal Revenue Service (“IRS”) may disagree with this treatment, we have treated, and will treat, our Series A Preferred Units as partnership interests, the holders of our Series A Preferred Units as partners and the payment of the Per Unit Purchase Price as a distribution by a partnership to a partner. If the Series A Preferred Units are not partnership interests, they would likely constitute indebtedness for federal income tax purposes and the tax consequences of participating in the Tender Offer would be different from those described below in Section 13.

If, contrary to the position we have taken, the IRS asserts or a court concludes that the Series A Preferred Units must be treated for federal income tax purposes as indebtedness rather than partnership interests, the Tender Offer would likely cause us to recognize income from cancellation of indebtedness. The IRS has issued administrative guidance stating that it will not challenge a taxpayer’s determination that its income from cancellation of indebtedness is qualifying income if the taxpayer satisfies certain requirements. We believe we would be able to satisfy those requirements as to any income from cancellation of indebtedness arising from the Tender Offer, but there can be no assurance that this will be the case. See Section 13.

THE TENDER OFFER

1.	Number of Units; Per Unit Purchase Price; Proration

General.

The Tender Offer will expire at the Expiration Date, unless extended or earlier terminated by us. The term “Expiration Date” means 11:59 p.m., New York City time, on December 9, 2020, and if we extend the period of time for which the Tender Offer remains open, the term “Expiration Date” means the latest time and date to which the Tender Offer is so extended. Tendered Series A Preferred Units may be withdrawn prior to the Expiration Date. You must validly tender your Series A Preferred Units for purchase prior to the Expiration Date to receive the cash consideration. The Expiration Date will be at least 20 business days from the commencement of the Tender Offer as required by Rule 14e-1(a) under the Exchange Act.

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, Series A Preferred Units in an amount not to exceed the Maximum Aggregate Purchase Price. If the Total Tendered Amount of the Series A Preferred Units that are validly tendered and not properly withdrawn as of the Expiration Date exceeds the Maximum Aggregate Purchase Price, we will accept for purchase that number of Series A Preferred Units that does not result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. In that event, the Series A Preferred Units that will be accepted will be subject to proration, as described in this Section 1.

If you elect to participate in the Tender Offer, you may tender a portion of or all of the Series A Preferred Units you hold, although we may not be able to accept for purchase all such Series A Preferred Units you tender. At the time you tender your Series A Preferred Units, you will not know the extent of participation by other holders of Series A Preferred Units in the Tender Offer or whether acceptance of all validly tendered and not properly withdrawn Series A Preferred Units would exceed the Maximum Aggregate Purchase Price. As a result, you will not know whether we will be able to accept for purchase in full your validly tendered and not properly withdrawn Series A Preferred Units at the time you tender those securities.

The consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer will be the Per Unit Purchase Price. Applicable withholding taxes will be deducted from payments to tendering holders. See Sections 3 and 13.

Series A Preferred Units acquired pursuant to the Tender Offer will be acquired by the Partnership free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such units to holders of record on or prior to the date on which the units are purchased at the Per Unit Purchase Price under the Tender Offer shall be for the account of such holders.

The Tender Offer is conditioned on, among other things, the Minimum Tender Condition. See Section 6.

Priority of Purchases. If the Total Tendered Amount of Series A Preferred Units that are validly tendered and not properly withdrawn as of the Expiration Date exceeds the Maximum Aggregate Purchase Price, we will accept for purchase that number of Series A Preferred Units that does not result in the Total Tendered Amount exceeding the Maximum Aggregate Purchase Price. In that event, we will purchase Series A Preferred Units on the following basis:

•	First, all Series A Preferred Units owned in “odd lots” (less than 100 units) that have been validly tendered (and not properly withdrawn) prior to the Expiration Date; and

•

Second, all other Series A Preferred Units validly tendered (and not properly withdrawn) prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional units, until we have purchased units resulting in the Maximum Aggregate Purchase Price.

As a result of the foregoing priorities applicable to the purchase of units tendered, it is possible that all of the units that a holder tenders in the Tender Offer may not be purchased.

Odd Lots. The term “odd lots” means all Series A Preferred Units validly tendered prior to the Expiration Date and not properly withdrawn by any person who owned, beneficially or of record, a total of fewer than 100 units and so certified in the appropriate place on the Letter of Transmittal (an “Odd Lot Holder”). To qualify for this preference, an Odd Lot Holder must tender all units owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered units. This preference is not available to partial tenders or to beneficial or record holders of 100 or more units in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 units. By tendering in the Tender Offer, an Odd Lot Holder who holds units in his or her name and tenders such units directly to the Tender and Information Agent would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s units. Any Odd Lot Holder wishing to tender all of his or her units pursuant to the Tender Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal.

Proration. The proration period is the period for accepting units on a pro rata basis in the event that the Tender Offer is oversubscribed. If proration of tendered units is required, we will determine the proration factor promptly following the Expiration Date. Subject to adjustment to avoid the purchase of fractional units, proration for each holder tendering units (other than Odd Lot Holders) will be based on the ratio of the total number of units to be purchased by us (excluding units purchased from Odd Lot Holders) to the number of units validly tendered and not properly withdrawn by all holders (other than Odd Lot Holders). This ratio will be applied to holders (other than Odd Lot Holders) validly tendering units at to determine the number of units that will be purchased from each tendering holder in the Tender Offer. Because of the difficulty in determining the number of units validly tendered and not properly withdrawn, and because of the odd lot procedure described above, if the Tender Offer is oversubscribed, we do not expect that we will be able to announce the final proration factor or commence payment for any units purchased pursuant to the Tender Offer until up to five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. After the Expiration Date, holders may obtain preliminary proration information from the Tender and Information Agent and also may be able to obtain the information from their brokers.

This Offer to Purchase and the Letter of Transmittal will be delivered to record holders of the Series A Preferred Units and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee holders and similar persons whose names, or the names of whose nominees, appear on the Partnership’s holders list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Series A Preferred Units.

The Tender Offer will expire on the Expiration Date, unless extended or earlier terminated by us. Tendered Series A Preferred Units may be withdrawn at any time prior to the expiration of the Tender Offer. In addition, you may withdraw any tendered Series A Preferred Units if we have not accepted them for purchase within 40 business days from the commencement of the Tender Offer on November 10, 2020.

All of the Series A Preferred Units are held in book-entry form through the facilities of DTC in New York City. This Offer to Purchase is being sent to all registered holders and beneficial holders of Series A Preferred Units identified by DTC participants as of the day preceding the date of this Offer to Purchase. There will be no fixed record date for determining registered holders of Series A Preferred Units entitled to participate in the Tender Offer.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer

Purpose of the Tender Offer

We are making the Tender Offer in connection with our strategic plan to enhance our financial flexibility and enhance the value of the Common Units. The Partnership believes that the Tender Offer would be beneficial to the Partnership for the following reasons:

•

Successful completion of the Tender Offer would reduce the amount of distributions on Series A Preferred Units that we would be required to pay (currently $20.3 million in the aggregate), including the accumulated but unpaid distribution of $11.3 million for the six-month period ended June 15, 2020, before we would be able to make any distributions on the Common Units, which we believe will increase our ability to resume distributions on our Common Units in the future and consequently their market value and our ability to raise capital.

•	Successful completion of the Tender Offer would reduce the Series A Preferred Units’ $125 million liquidation preference.

While we believe the Tender Offer offers benefits to the Partnership and the holders of Series A Preferred Units, the Tender Offer is not equally suitable for all holders of Series A Preferred Units, and the decision as to whether to tender Series A Preferred Units in the Tender Offer will not be the same for all holders.

None of the Partnership, the General Partner, its Board of Directors, officers or employees, or the Tender and Information Agent makes any recommendation as to whether you should tender any Series A Preferred Units or refrain from tendering Series A Preferred Units in the Tender Offer. Accordingly, you must make your own decision as to whether to tender Series A Preferred Units in the Tender Offer and, if so, the number of Series A Preferred Units to tender. Participation in the Tender Offer is voluntary, and you should carefully consider whether to participate before you make your decision. We urge you to carefully read this Offer to Purchase in its entirety, including the information incorporated by reference herein, and the Letter of Transmittal. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

Certain Effects of the Tender Offer. Holders that tender Series A Preferred Units that are accepted for purchase will forfeit any claim to all accumulated and unpaid distributions on their Series A Preferred Units, regardless of when accumulated, whether before or after the date hereof and including any interest that may accumulate through the settlement date for the Tender Offer.

Any Series A Preferred Units that are accepted for purchase in the Tender Offer will be cancelled. Series A Preferred Units tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the Tender Offer. If any tendered Series A Preferred Units are not accepted for purchase and payment because of an invalid tender, the occurrence of other events set forth in this Offer to Purchase or otherwise, all unaccepted Series A Preferred Units will be returned, without expense, to the tendering holder promptly after the expiration of the Tender Offer.

Our obligations to accept Series A Preferred Units tendered pursuant to the Tender Offer is limited by the conditions listed in Section 6. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Holders who tender Series A Preferred Units in the Tender Offer will not be required to pay brokerage commissions or fees to the Tender and Information Agent or us. If your Series A Preferred Units are held through a broker or other nominee who tenders the Series A Preferred Units on your behalf, your broker or nominee may charge you a commission for doing so. Additionally, subject to the instructions in the Letter of Transmittal, holders who tender Series A Preferred Units in the Tender Offer will not be required to pay transfer taxes with respect to the tender of Series A Preferred Units. It is important that you read Sections 13 and 15 below for more details regarding fees and expenses and transfer taxes relating to the Tender Offer.

We intend to conduct the Tender Offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Series A Preferred Units that are not purchased in the Tender Offer will remain outstanding. Holders of Series A Preferred Units do not have any appraisal or dissenters’ rights under such instruments or otherwise in connection with the Tender Offer.

By tendering your Series A Preferred Units, you will lose your right to receive semi-annual distributions in respect of the Series A Preferred Units, including previously accumulated distributions, when, if and as declared by our General Partner, after the completion of the Tender Offer.

Series A Preferred Units that are not tendered in the Tender Offer will remain outstanding and continue to be entitled to the rights and benefits holders have under the Delaware Revised Uniform Limited Partnership Act and our Fourth Amended and Restated Agreement of Limited Partnership, dated May 28, 2020. The rights and obligations under the Series A Preferred Units will not change as a result of the Tender Offer.

If a sufficiently large number of Series A Preferred Units do not remain outstanding after the Tender Offer, the trading market for the remaining outstanding Series A Preferred Units may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of the Series A Preferred Units.

3.	Procedures for Tendering Series A Preferred Units; The Depository Trust Company Book-Entry Transfer Procedures

All of the Series A Preferred Units are held in book-entry form through the facilities of DTC in New York City. Consequently, if you desire to tender your Series A Preferred Units in the Tender Offer, you must tender through DTC’s ATOP, for which the Tender Offer will be eligible, and follow the procedures for book-entry transfer described below. By using the ATOP procedures to exchange Series A Preferred Units, you will not be required to deliver a Letter of Transmittal to the Tender and Information Agent. However, you will be bound by the terms of the Letter of Transmittal just as if you had signed it.

In accordance with ATOP, DTC will send an Agent’s Message to the Tender and Information Agent, which, in turn, will confirm its receipt of the book-entry transfer. Alternatively, you may also confirm your acceptance of the Tender Offer by delivering to the Tender and Information Agent a duly executed Letter of Transmittal. A tender will be deemed to have been received only when the Tender Agent receives (i) either a duly completed Agent’s Message through the facilities of DTC at the Tender and Information Agent’s DTC account or a properly completed Letter of Transmittal, and (ii) confirmation of book-entry transfer of the Series A Preferred Units into the Tender Agent’s applicable DTC account. You must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC to tender your Series A Preferred Units.

Holders holding Series A Preferred Units in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their broker, dealer, commercial bank, trust company or other nominee in order to tender their units. Holders who hold Series A Preferred Units through nominee holders are urged to consult their nominees to determine whether any charges may apply if holders tender Series A Preferred Units through such nominees and not directly to the Tender and Information Agent.

Odd Lot Holders must tender all of their Series A Preferred Units and also complete the section entitled “Odd Lots” in the Letter of Transmittal if they wish to qualify for the preferential treatment available to Odd Lot Holders as described in Section 1.

Signature Guarantees and Method of Delivery. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below). No signature guarantee is required if:

•

the Letter of Transmittal is signed by the registered holder of the Series A Preferred Units tendered and the holder has not completed the box entitled “Special Payment and Delivery Instructions” in the Letter of Transmittal; or

•

Series A Preferred Units are tendered for the account of a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a broker, dealer, commercial bank, credit union, savings association or other entity that is also an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

There are no guaranteed delivery procedures available with respect to the Tender Offer under the terms of this Offer to Purchase or any related materials. Holders must tender their Securities in accordance with the procedures set forth in this section.

In all cases, payment for units tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Tender and Information Agent of confirmation of the book-entry transfer of the Series A Preferred Units into the Tender and Information Agent’s account at DTC, as described below, a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including the Letter of Transmittal and any other required documents, including delivery through DTC, is at the sole election and risk of the tendering holder. Series A Preferred Units will be deemed delivered only when actually received by the Tender and Information Agent (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, validly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries made in connection with the Tender Offer, including a Letter of Transmittal, must be made to the Tender and Information Agent and not to us or DTC. Any documents delivered to us or DTC will not be forwarded to the Tender and Information Agent and therefore will not be deemed to be validly tendered.

Book-Entry Delivery. The Tender and Information Agent will establish an account with respect to the Series A Preferred Units for purposes of the Tender Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the units by causing DTC to transfer those units into the Tender and Information Agent’s account in accordance with DTC’s procedures for that transfer. Although delivery of Series A Preferred Units may be effected through a book-entry transfer into the Tender and Information Agent’s account at DTC, either a validly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Tender and Information Agent at its address set forth on the back cover page of this Offer to Purchase prior to the Expiration Date.

The confirmation of a book-entry transfer of units into the Tender and Information Agent’s account at DTC is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Tender and Information Agent.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Tender and Information Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant tendering units through DTC that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Partnership may enforce such agreement against that participant.

We shall be deemed to have accepted for purchase validly tendered Series A Preferred Units when we have given oral or written notice of the acceptance to the Tender and Information Agent. The Tender and Information Agent will act as agent for the holders of Series A Preferred Units who tender their units in the Tender Offer for the purposes of receiving the consideration from us and delivering the consideration to the tendering holders. We expressly reserve the right to amend or terminate the Tender Offer, and not to accept for payment any Series A Preferred Units not previously accepted for payment, upon the occurrence of any of the conditions specified below under Section 6.

Appraisal Rights. You will have no appraisal rights in connection with the Tender Offer.

U.S. Federal Income Tax Withholding. In order to avoid withholding taxes on the Tender Offer, each holder of Series A Preferred Units that participates in the Tender Offer will need to provide an IRS Form W-9 and/or certain other tax forms to the extent such holder has not previously submitted an IRS Form W-9 that is still valid, as set forth in Section 13 below and in the instructions to the Form of Letter of Transmittal.

Holders of our Series A Preferred Units that are not U.S. holders (as defined in Section 13 below) or certain other U.S. persons may be subject to taxation and withholding tax under the Foreign Investment in Real Property Tax Act (“FIRPTA”) and Code Section 1446 in connection with the Tender Offer and may be required to complete certain reporting and disclosure requirements under the applicable Treasury Regulations in order to mitigate or avoid such current taxation and withholding tax. Holders of our Series A Preferred Units that are not U.S. holders are urged to consult their tax advisors regarding the application of FIRPTA and Code Section 1446 to their participation in the Tender Offer.

Determination of Validity; Rejection of Series A Preferred Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Series A Preferred Units to be accepted, the Per Unit Purchase Price to be paid for Series A Preferred Units to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Series A Preferred Units will be determined by the Partnership, in its sole discretion and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Partnership reserves the absolute right to reject any or all tenders of any Series A Preferred Units that it determines are not in proper form or the acceptance for payment of or payment for which it determines may be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Tender Offer prior to the Expiration Date with respect to all tendered Series A Preferred Units. The Partnership also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Series A Preferred Units, whether or not the Partnership waives similar defects or irregularities in the case of any other holder. No tender of Series A Preferred Units will be deemed to have been validly made until all defects or irregularities have been cured by the tendering holder or waived by the Partnership. The Partnership will not be liable for failure to waive any condition of the Tender Offer, or any defect or irregularity in any tender of Series A Preferred Units. None of the Partnership, the Tender and Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

Tendering Holder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Series A Preferred Units for such person’s own account unless, at the time of tender and at the end of the proration period or period during which Series A Preferred Units are accepted by lot, such person has a “net long position” (i.e., more units held in long positions than in short positions) in (1) a number of Series A Preferred Units that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Series A Preferred Units for the purpose of tendering to us within the period specified in the Tender Offer or (2) other securities immediately convertible into, exercisable for or exchangeable into a number of Series A Preferred Units (“Equivalent Securities”) that are equal to or greater than the number of Series A Preferred Units tendered and, upon the acceptance of such tender, will acquire such Series A Preferred Units by conversion, exchange, or exercise of such Equivalent Securities and will deliver or cause to be delivered such Series A Preferred Units so acquired for the purpose of tendering to us within the period specified in the Tender Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Series A Preferred Units made pursuant to any method of delivery set forth herein will constitute the tendering holder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering holder’s representation and warranty to us that (i) such holder has a “net long position” in a number of Series A Preferred Units or Equivalent Securities at least equal to the Series A Preferred Units being tendered within the meaning of Rule 14e-4 and (ii) such tender of Series A Preferred Units complies with Rule 14e-4. Our acceptance for payment of Series A Preferred Units tendered in the Tender Offer will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the Tender Offer, which agreement will be governed by, and construed in accordance with, the laws of the State of New York.

If you need help in tendering your Series A Preferred Units, please contact the Tender and Information Agent, whose address and telephone number is listed on the back cover page of this Offer to Purchase.

4.	Withdrawal Rights

You may withdraw your tender of Series A Preferred Units at any time before the Expiration Date. In addition, if not previously returned, you may withdraw Series A Preferred Units that you tender that are not accepted by us for purchase after expiration of 40 business days from the commencement of the Tender Offer. For a withdrawal of units tendered through ATOP to be effective, the Tender and Information Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration of the Tender Offer. Any notice of withdrawal must:

•	specify the name of the person that tendered the Series A Preferred Units to be withdrawn;

•	identify the Series A Preferred Units to be withdrawn;

•	specify the number of Series A Preferred Units to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the Series A Preferred Units tendered;

•

be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Series A Preferred Units were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the Tender and Information Agent register the transfer of such Series A Preferred Units into the name of the person withdrawing the tender; and

•	specify the name in which any Series A Preferred Units are to be registered, if different from that of the person that tendered the Series A Preferred Units.

Any notice of withdrawal of units tendered through ATOP must specify the name and number of the account at DTC to be credited with the withdrawn Series A Preferred Units or otherwise comply with DTC’s procedures.

Any Series A Preferred Units withdrawn will not have been validly tendered for purchase for purposes of the Tender Offer. Any Series A Preferred Units that have been tendered for purchase through ATOP but which are not tendered for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the Tender Offer. Properly withdrawn Series A Preferred Units may be re-tendered by following one of the procedures described under Section 3 above at any time on or before the applicable Expiration Date.

5.	Purchase of Units and Payment of Per Unit Purchase Price

Upon the terms and subject to the conditions of the Tender Offer, promptly following the Expiration Date, we will accept for payment the maximum number of validly tendered and not properly withdrawn Series A Preferred Units that does not result in our purchasing of Series A Preferred Units in excess of the Maximum Aggregate Purchase Price and pay the Per Unit Purchase Price for units that are validly tendered not properly withdrawn prior to the Expiration Date. For purposes of the Tender Offer, we will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Tender Offer, units that are validly tendered and not properly withdrawn, only when, as and if we give oral or written notice to the Tender and Information Agent of our acceptance of the units for payment pursuant to the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, we will accept for payment and pay the Per Unit Purchase Price per Series A Preferred Unit for all of the units accepted for payment pursuant to the Tender Offer promptly after the Expiration Date. In all cases, payment for units tendered and accepted for payment pursuant to the Tender Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Tender and Information Agent of (1) a timely book-entry confirmation of the deposit of units into the Tender and Information Agent’s account at DTC, (2) a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or in the base of a book-entry transfer, an Agent’s Message, and (3) any other required documents.

We will pay for units purchased pursuant to the Tender Offer by depositing the aggregate purchase price for the units with the Tender and Information Agent, which will act as agent for tendering holders for the purpose of receiving payment from us and transmitting payment to the tendering holders.

In the event of proration, we will determine the proration factor and pay for those tendered units accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration or commence payment for any units purchased pursuant to the Tender Offer until up to five business days after the Expiration Date. Units tendered by book-entry transfer not purchased due to proration will be credited to the account maintained with DTC by the participant who delivered the units, to the tendering holder at our expense promptly after the Expiration Date or termination of the Tender Offer.

Under no circumstances will we pay interest on the Per Unit Purchase Price, even if there is any delay in making payment. In addition, if certain events occur prior to the Expiration Date, we may not be obligated to purchase units pursuant to the Tender Offer. See Section 6.

We will pay all unit transfer taxes, if any, payable on the transfer to us of units purchased pursuant to the Tender Offer. If, however, payment of the Per Unit Purchase Price is to be made to, or (in the circumstances permitted by the Tender Offer) if unpurchased units are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all unit transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Per Unit Purchase Price unless satisfactory evidence of the payment of the unit transfer taxes, or exemption from payment of the unit transfer taxes, is submitted to the Tender and Information Agent.

The Per Unit Purchase Price does not include accrued distributions. Unpaid distributions on the Series A Preferred Units will continue to accrue for holders who do not tender their Series A Preferred Units pursuant to the Tender Offer.

6.	Conditions to the Tender Offer

Notwithstanding any other provision of this Offer to Purchase to the contrary, we will not be required to accept for purchase Series A Preferred Units tendered pursuant to the Tender Offer and may terminate or amend the Tender Offer if any condition to the Tender Offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for purchase of Series A Preferred Units validly tendered (and not properly withdrawn) prior to the Expiration Date, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us:

•	holders of at least 75,000 Series A Preferred Units have not validly tendered their Series A Preferred Units prior to the Expiration Date (the “Minimum Tender Condition”);

•

there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Tender Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits to us (as set forth under Section 2) of the Tender Offer;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits to us of the Tender Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•

any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•

a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States which, in our reasonable judgment, diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption.

We expressly reserve the right to amend or terminate the Tender Offer and to reject for purchase any Series A Preferred Units not previously accepted for purchase, upon the occurrence of any of the conditions to the Tender Offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive certain of the conditions to the Tender Offer, in whole or in part. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Tender and Information Agent as promptly as practicable, followed by a timely press release to the extent required by law.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to the Tender Offer prior to its expiration.

All conditions to the Tender Offer must be satisfied or waived prior to the expiration of the Tender Offer.

7.	Price Range of Series A Preferred Units; Distributions

Our Series A Preferred Units are not traded on any exchange but are instead traded on the OTC with the CUSIP number 866142AA0. As of November 9, 2020, there were approximately 35 holders of record of our Series A Preferred Units.

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our Series A Preferred Units on the OTC. The price quotations are reported by Bloomberg or by other sources.

	High	Low
2020
Third Quarter	$155	$132
Second Quarter	184	16
First Quarter	547	15
2019
Fourth Quarter	$720	$501
Third Quarter	907	706
Second Quarter	947	906
First Quarter	950	929
2018
Fourth Quarter	$997	$931
Third Quarter	1,006	986
Second Quarter	1,021	987
First Quarter	1,045	1,012

The following table sets forth, for the periods indicated, the distributions paid on our Series A Preferred Units.

	Amount of Cash Distributions (amount in thousands)	Cash Distributions Paid Per Series A Preferred Unit
Quarter Ended:
September 30, 2020	$—	$—
June 30, 2020	$—	$—
March 31, 2020	$—	$—
December 31, 2019	$14,250	$47.5
September 30, 2019	$—	$—
June 30, 2019	$14,250	$47.5
March 31, 2019	$—	$—
December 31, 2018	$14,250	$47.5
September 30, 2018	$—	$—
June 30, 2018	$14,250	$47.5

On May 3, 2020, we announced the suspension of distributions payable on both our Common Units and our Series A Preferred Units. We did not make a distribution on our Common Units with respect to the second or third quarter of 2020, nor did we make a distribution on our Series A Preferred Units on June 15, 2020. Unpaid distributions on the Series A Preferred Units will continue to accrue for holders who do not tender their Series A Preferred Units pursuant to the Tender Offer.

8.	Source and Amount of Funds

The Tender Offer is not subject to any financing condition. Assuming the Tender Offer is fully subscribed, we expect the aggregate purchase price for the Series A Preferred Units to be approximately $25,000,000.00. We plan to fund any purchase of Series A Preferred Units pursuant to the Tender Offer, including the related fees and expenses, using cash flow generated from operations.

9.	Certain Information Concerning the Partnership

We are a value-oriented limited partnership focused on developing, owning and operating midstream energy infrastructure assets that are strategically located in unconventional resource basins, primarily shale formations, in the continental United States.

Our principal executive offices are located at 910 Louisiana Street, Suite 4200, Houston, Texas 77002, and our phone number is (832) 413-4770.

Available Information. We file annual, quarterly, current and other reports with the SEC under the Exchange Act (File No. 001-35666). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC through the SEC’s website, http://www.sec.gov. You can also obtain information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Our internet address is www.summitmidstream.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments and exhibits to those reports as well as our other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with, or furnished to, the SEC. Information on our website or any other website is not incorporated by reference into this Offer to Purchase and you should not consider information contained on our website as part of this Offer to Purchase.

Incorporation by Reference. We “incorporate by reference” information into this Offer to Purchase, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information contained expressly in this Offer to Purchase. You should not assume that the information in this Offer to Purchase is current as of the date other than the date on the cover page of this Offer to Purchase.

We incorporate by reference in this Offer to Purchase the documents listed below (excluding information deemed to be furnished and not filed with the SEC):

•

Our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 9, 2020, as subsequently amended by our Current Report on Form 8-K, as filed with the SEC on August 7, 2020;

•

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, as filed with the SEC on May 8, 2020, August  7, 2020 and November 6, 2020, respectively; and

•

Our Current Reports on Form  8-K as filed with the SEC on February  25, 2020, March  20, 2020, April  1, 2020, April  16, 2020, May  5, 2020, June  2, 2020, June  4, 2020, July  14, 2020, July  24, 2020, August  3, 2020, August  7, 2020, September  9, 2020, September  30, 2020, October  23, 2020 and November 10, 2020 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

The information incorporated by reference is an important part of this Offer to Purchase.

On November 9, 2020 the Partnership effected its previously announced 1-for-15 reverse unit split (the “Reverse Unit Split”) on its common units representing limited partner interests in the Partnership. The Partnership’s earnings per unit disclosures, included in the financial statements incorporated by reference into this Offer to Purchase, have been updated below to give effect to the Reverse Unit Split.

AS ADJUSTED FOR ONE-FOR-FIFTEEN REVERSE UNIT SPLIT:

	Year ended December 31,
	2019	2018	2017
	(In thousands, except per-unit amounts)
Numerator for basic and diluted EPU:
Allocation of net (loss) income among limited partner interests:
Net (loss) income attributable to limited partners	$(184,451)	$31,546	$(183,411)
Less net income attributable to Series A Preferred Units	28,500	28,500	3,563
Less net income attributable to Subsidiary Series A Preferred Units	58	—	—

Net (loss) income attributable to common limited partners	$(213,009)	$3,046	$(186,974)

Denominator for basic and diluted EPU:
Weighted-average common units outstanding — basic	3,021	3,021	3,021
Effect of nonvested phantom units	—	21	—

Weighted-average common units outstanding — diluted	3,021	3,042	3,021

(Loss) earnings per limited partner unit:
Common unit — basic	$(70.51)	$1.01	$(61.89)
Common unit — diluted	$(70.51)	$1.00	$(61.89)

Nonvested anti-dilutive phantom units excluded from the calculation of diluted EPU	12	1	3

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(In thousands, except per-unit amounts)
Numerator for basic and diluted EPU:
Allocation of net income (loss) among limited partner interests:
Net income (loss) attributable to limited partners	$25,629	$(789)	$89,386	$(11,130)
Less:
Net income attributable to Series A Preferred Units	6,481	7,125	20,731	21,375
Net income attributable to Subsidiary Series A Preferred Units	7,298	—	9,640	—
Add:
Deemed capital contribution from July 2020 Series A Preferred Unit exchange	54,945	—	54,945	—

Net income (loss) attributable to common limited partners	$66,795	$(7,914)	$113,960	$(32,505)

Denominator for basic and diluted EPU:
Weighted-average common units outstanding — basic	3,465	3,021	3,155	3,021
Effect of nonvested phantom units	112	—	97	—

Weighted-average common units outstanding — diluted	3,577	3,021	3,252	3,021

Income (Loss) per limited partner unit:
Common unit — basic	$19.28	$(2.62)	$36.12	$(10.76)
Common unit — diluted	$18.67	$(2.62)	$35.04	$(10.76)

Nonvested anti-dilutive phantom units excluded from the calculation of diluted EPU	269	12	224	5

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(In thousands, except per-unit amounts)
Numerator for basic and diluted EPU:
Allocation of net income (loss) among limited partner interests:
Net income (loss) attributable to limited partners	$58,114	$4,369	$63,757	$(10,341)
Less net income attributable to Series A Preferred Units	7,125	7,125	14,250	14,250
Less net income attributable to Subsidiary Series A Preferred Units	1,397	—	2,342	—

Net income (loss) attributable to common limited partners	$49,592	$(2,756)	$47,165	$(24,591)

Denominator for basic and diluted EPU:
Weighted-average common units outstanding — basic	2,977	3,021	2,999	3,021
Effect of nonvested phantom units	139	—	89	—

Weighted-average common units outstanding — diluted	3,116	3,021	3,088	3,021

Income (Loss) per limited partner unit:
Common unit — basic	$16.66	$(0.91)	$15.73	$(8.14)
Common unit — diluted	$15.92	$(0.91)	$15.27	$(8.14)

Nonvested anti-dilutive phantom units excluded from the calculation of diluted EPU	276	—	201	1

	Three months ended March 31,
	2020	2019
	(In thousands, except per-unit amounts)
Numerator for basic and diluted EPU:
Allocation of net income (loss) among limited partner interests:
Net income (loss) attributable to limited partners	$5,643	$(14,710)
Less net income attributable to Series A Preferred Units	7,125	7,125
Less net income attributable to Subsidiary Series A Preferred Units	945	—

Net income (loss) attributable to common limited partners	$(2,427)	$(21,835)

Denominator for basic and diluted EPU:
Weighted-average common units outstanding — basic	3,021	3,021
Effect of nonvested phantom units	—	—

Weighted-average common units outstanding — diluted	3,021	3,021

Income (Loss) per limited partner unit:
Common unit — basic	$(0.80)	$(7.23)
Common unit — diluted	$(0.80)	$(7.23)

Nonvested anti-dilutive phantom units excluded from the calculation of diluted EPU	126	2

Documents we file (but not documents or information deemed to have been furnished and not filed in accordance with the SEC’s rules) with the SEC under Section 13(e), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase will be incorporated by reference in this Offer to Purchase only upon our filing of a subsequent amendment to the Schedule TO (described below).

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Offer to Purchase, this Letter of Transmittal or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You may request a copy of any document incorporated by reference in this Offer to Purchase and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Summit Midstream Partners, LP

910 Louisiana Street, Suite 4200

Houston, Texas 77002

Attention: James D. Johnston

Executive Vice President, General Counsel and

Chief Compliance Officer

Telephone: (832) 413-4770

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a Schedule TO, which contains additional information with respect to the Tender Offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above. We will amend the Schedule TO to report any material changes in the terms of the Tender Offer and to report the final results of the Tender Offer as required by Exchange Act Rules 13e-4(c)(3) and 13e-4(c)(4).

10.	Interests of Directors and Executive Officers

To our knowledge, none of our directors or executive officers of our General Partner beneficially own any Series A Preferred Units.

11.	Effects of the Tender Offers on the Market for the Series A Preferred Units

Any Series A Preferred Units that are accepted for purchase in the Tender Offer will be cancelled.

If the number of Series A Preferred Units that remain outstanding after the Tender Offer is significantly reduced, the trading market for the remaining Series A Preferred Units may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of such units. The extent of the market for the Series A Preferred Units following the consummation of the Tender Offer will depend upon, among other things, the number of outstanding Series A Preferred Units at such time, the number of holders of Series A Preferred Units remaining at such time and the interest in maintaining a market in such Series A Preferred Units on the part of securities firms.

12.	Legal Matters; Regulatory Approvals

Except as described in this Offer to Purchase, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of units as contemplated by the Tender Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of units as contemplated by the Tender Offer.

Our obligation to accept for payment and pay for units under the Tender Offer is subject to various conditions. See Section 6.

13.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Tender Offer that may be relevant to holders of our Series A Preferred Units that are U.S. holders (as defined below). This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), current administrative rulings of the IRS and court decisions, all of which are subject to change and differing interpretation, possibly with retroactive effect. Any such change or interpretation may cause the tax consequences to vary substantially from the consequences described below. The Partnership has not sought a ruling from the IRS or an opinion of counsel with respect to any of the tax consequences discussed below, and the IRS will not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the Tender Offer are not certain, and no assurance can be given that the tax characterizations and consequences set forth in this discussion would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the Tender Offer may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the Tender Offer that may be relevant to specific holders in light of their particular circumstances. This discussion is limited to beneficial owners of Series A Preferred Units who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. holders”), who receive cash pursuant to the Tender Offer, whose functional currency is the U.S. dollar and who hold their units as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) at the time of the Tender Offer. This discussion does not apply to other persons, including corporations, partnerships (or entities or arrangements treated as corporations or partnerships for U.S. federal income tax purposes), estates or trusts, nonresident aliens or other individuals that are not U.S. holders, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders who are subject to special rules under the U.S. federal income tax laws, including, without limitation, banks, insurance companies and other financial institutions, tax-exempt organizations, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons whether or not eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts, or IRAs, holders liable for the alternative minimum tax, real estate investment trusts, or REITs, employee benefit plans, mutual funds, dealers in securities, traders in securities, persons who hold Series A Preferred Units as part of a “hedge,” “straddle” or “conversion transaction” or other integrated or risk reduction transaction, persons deemed to sell their units under the constructive sale provisions of the Code, persons who acquired Series A Preferred Units by gift, or persons that received (or are deemed to receive) Series A Preferred Units as compensation.

Each holder of Series A Preferred Units is encouraged to consult such unitholder’s own tax advisor to determine the particular U.S. federal, state, local and foreign tax consequences of the Tender Offer to such unitholder.

Tax Treatment of the Partnership

Section 7704 of the Code provides that publicly traded limited partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded limited partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and refined products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We expect to be treated as a partnership for federal income tax purposes under the Qualifying Income Exception. The remainder of this discussion assumes that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Character of Series A Preferred Units

The tax treatment of our Series A Preferred Units is uncertain because there is no direct controlling authority with respect to interests such as the Series A Preferred Units. Although the IRS may disagree with this treatment, we have treated, and will treat, our Series A Preferred Units as partnership interests and the holders of our Series A Preferred Units as partners. If the Series A Preferred Units are not partnership interests, they would likely constitute indebtedness for federal income tax purposes. The remainder of this discussion assumes that our Series A Preferred Units are partnership interests for federal income tax purposes. We encourage each holder of Series A Preferred Units who receives cash in the Tender Offer to consult his own tax advisor in analyzing the proper tax characterization of the Series A Preferred Units and the effect of such characterization on the tax consequences of the Tender Offer.

Tax Consequences of the Tender Offer

The receipt by a holder of Series A Preferred Units of cash for their Series A Preferred Units in the Tender Offer generally will be treated as a distribution and will result in the recognition of taxable gain to the holder of Series A Preferred Units for federal income tax purposes only if and to the extent the amount of cash received exceeds their tax basis in all the units (including Common Units and Series A Preferred Units) held by the holder of Series A Preferred Units immediately before the purchase. Any such purchase of Series A Preferred Units would result in the recognition of taxable loss to the holder of Series A Preferred Units for federal income tax purposes only if the holder does not hold any other units (including Common Units and Series A Preferred Units) immediately after the redemption and the unitholder’s tax basis in the redeemed Series A Preferred Units exceeds the amounts received by the unitholder in redemption thereof.

Gain or loss recognized by a holder of Series A Preferred Units on the sale of a Series A Preferred Unit held for more than one year generally will be taxable as long-term capital gain or loss. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

Furthermore, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests (presumably including both Common Units and Series A Preferred Units). Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling partner who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a partner will be unable to select high or low basis Series A Preferred Units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific Series A Preferred Units sold for purposes of determining the holding period of the units transferred. A holder of Series A Preferred Units electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A holder of Series A Preferred Units that owns Common Units or that is considering a sale of Series A Preferred Units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Potential Withholding Taxes and Special Considerations for Non-U.S. Holders

In order to avoid withholding taxes on the Tender Offer, each holder of Series A Preferred Units that participates in the Tender Offer will need to provide an IRS Form W-9 and/or certain other tax forms to the extent such holder of Series A Preferred Units has not previously submitted an IRS Form W-9 that is still valid, as set forth in more detail below and in the instructions to the Form of Letter of Transmittal.

Holders of our Series A Preferred Units that are not U.S. holders or certain other U.S. persons may be subject to taxation and withholding tax under the Foreign Investment in Real Property Tax Act (“FIRPTA”) and Code

Section 1446 in connection with the Tender Offer and may be required to complete certain reporting and disclosure requirements under the applicable Treasury Regulations in order to mitigate or avoid such current taxation and withholding tax. Holders of our Series A Preferred Units that are not U.S. holders are urged to consult their tax advisors regarding the application of FIRPTA and Code Section 1446 to their participation in the Tender Offer. More generally, the U.S. federal income tax considerations applicable to holders of our Series A Preferred Units that are not U.S. holders could differ materially from that of U.S. holders and the discussion herein does not address such considerations. Holders of our Series A Preferred Units that are not U.S. holders are strongly urged to consult their tax advisors regarding all of the U.S. federal income and other tax considerations that may be applicable to them.

Important Tax Withholding Information

Pursuant to FIRPTA and Code Section 1446, we will withhold as a tax 52 percent of the Per Unit Purchase Price, unless we timely receive the required documentation with respect to the beneficial owner of the tendered Series A Preferred Units (the “Beneficial Owner”) in the required manner, as described below.

In order for a Beneficial Owner to avoid such withholding tax on the Tender Offer, we must timely receive an IRS Form W-9 properly completed by such Beneficial Owner or sufficient documentation that establishes such Beneficial Owner qualifies for an alternative method for avoiding or reducing withholding. A Beneficial Owner (or its broker) must send such form or documentation via email to smlp@dfking.com prior to the expiration of the Tender Offer in order to ensure such Beneficial Owner receives 100 percent of the Per Unit Purchase Price. Additionally, in order for the Beneficial Owner to avoid withholding, such email must also include, with respect to each Beneficial Owner, the voluntary offering instructions (“VOI”) number associated with such Beneficial Owner’s tender of its Series A Preferred Units, and must clearly identify the relevant VOI number on the relevant IRS Form W-9 or other sufficient documentation. A Beneficial Owner may obtain the relevant VOI number from its broker.

Only a U.S. citizen or other U.S. person (as defined in IRS Form W-9) is eligible to provide an IRS Form W-9, and the form must include, in the manner required by the IRS Form W-9 instructions and other applicable law, the Beneficial Owner’s name, address, taxpayer identification number, signature, date of signature and certification under penalties of perjury. Beneficial Owners who are not eligible to provide an IRS Form W-9 are urged to consult their tax advisors regarding the potential availability of alternative methods for avoiding withholding or seeking a withholding certificate from the IRS. Except in rare cases, an IRS Form W-8 is not an acceptable form of documentation to avoid withholding.

Beneficial Owners that are unable to, or otherwise do not, provide a properly completed IRS Form W-9 or other sufficient documentation prior to expiration of the Tender Offer will receive 48 percent of the Per Unit Purchase Price on the settlement date for the Tender Offer (the “Settlement Date”). Such Beneficial Owners or their brokers may email smlp@dfking.com by the 10th day following the Settlement Date (the “Tax Cutoff Date”) to either provide a properly completed IRS Form W-9 or establish that they qualify for an alternative method for avoiding or reducing withholding. Such email must also include, with respect to each Beneficial Owner, the VOI number associated with such Beneficial Owner’s tender of its Series A Preferred Units, and must clearly identify the relevant VOI number on the relevant IRS Form W-9 or other sufficient documentation. A Beneficial Owner may obtain the relevant VOI number from its broker. We will issue the remaining 52 percent of the Per Unit Purchase Price (or such other applicable amount) directly to any such Beneficial Owners that establish an exemption from or reduction of withholding in this manner by the Tax Cutoff Date, and Beneficial Owners must make arrangements with the Tender and Information Agent to receive their entitlement.

The withheld amounts that are not the subject of proper certification or other withholding certificate or exemption as described above by the Tax Cutoff Date will be deposited with the IRS. A Beneficial Owner may be entitled to obtain a refund from the IRS of part or all of the amount so withheld and deposited. Beneficial owners are urged to consult their tax advisors regarding this withholding requirement and the procedures for claiming such a refund.

NOTE: FAILURE TO COMPLETE AND RETURN AN IRS FORM W-9 OR PROVIDE OTHER SUFFICIENT DOCUMENTATION WILL RESULT IN WITHHOLDING OF 52 PERCENT OF YOUR PER UNIT PURCHASE PRICE. BENEFICIAL OWNERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF FIRPTA AND CODE SECTION 1446 TO THEIR PARTICIPATION IN THE TENDER OFFER.

14.	Extension of the Tender Offer; Termination; Amendment

We reserve the right to extend the period of time that the Tender Offer is open, and delay acceptance for purchase of any Series A Preferred Units, by giving oral or written notice to the Tender and Information Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension, all Series A Preferred Units previously tendered pursuant to the extended Tender Offer will remain subject to the Tender Offer unless properly withdrawn.

In addition, we reserve the right to:

•

terminate or amend the Tender Offer and not to accept for purchase any Series A Preferred Units not previously accepted for purchase upon the occurrence of any of the events specified in Section 6 that have not been waived by us; and

•	amend the terms of the Tender Offer in any manner permitted or not prohibited by law.

If we terminate or amend the Tender Offer, we will notify the Tender and Information Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment.

In the event that the Tender Offer is terminated, withdrawn or otherwise not consummated prior to the Expiration Date, no consideration will be paid or become payable to holders who have validly tendered their Series A Preferred Units pursuant to the Tender Offer. In any such event, the Series A Preferred Units previously tendered pursuant to the Tender Offer will be promptly returned to the tendering holders.

If we make a material change in the terms of the Tender Offer or the information concerning the Tender Offer, or waive a material condition of the Tender Offer, we will promptly disseminate disclosure regarding the changes to the Tender Offer and extend the Tender Offer, if required by law, to ensure that it remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the price to be paid for the Series A Preferred Units sought in the Tender Offer, we will promptly disseminate disclosure regarding the changes and extend the Tender Offer, if required by law, to ensure that the Tender Offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

15.	Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the Tender Offer, and tendering holders of Series A Preferred Units will not be required to pay any of our expenses of soliciting tenders in the Tender Offer, including the fees of the Tender and Information Agent. We will also reimburse the Tender and Information Agent for reasonable out-of-pocket expenses, and we will indemnify the Tender and Information Agent against certain liabilities and expenses in connection with the Tender Offer, including liabilities under the federal securities laws.

If a tendering holder participates in the Tender Offer through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions to such third party.

16.	Miscellaneous

We are making the Tender Offer to eligible holders only. We are not aware of any jurisdiction in which the making of this Tender Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of this Tender Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, this Tender Offer will not be made to, nor will tenders of Series A Preferred Units be accepted from or on behalf of, the holders of Series A Preferred Units residing in such jurisdiction.

No appraisal or dissenters’ rights are available to holders of Series A Preferred Units under applicable law in connection with the Tender Offer.

Following completion of the Tender Offer, we may repurchase additional Series A Preferred Units that remain outstanding in the open market, in privately negotiated transactions, tender or exchange offers or otherwise. Future purchases of Series A Preferred Units that remain outstanding after the Tender Offer may be on terms that are more or less favorable than the Tender Offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Series A Preferred Units other than pursuant to the Tender Offer until ten business days after the Expiration Date, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Tender Offer. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as are set forth under Section 9.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Series A Preferred Units in the Tender Offer or as to the price or prices at which you may choose to tender your units in the Tender Offer. You should rely only on the information contained in this Offer to Purchase and in the Letter of Transmittal or in documents to which we have referred you. Our delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time other than the date of this Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or in the affairs of the Partnership or any of its subsidiaries or affiliates since the date hereof. We have not authorized anyone to provide you with information or to make any representation in connection with the Tender Offer other than the information and representations contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or the Tender and Information Agent.

Summit Midstream Partners, LP

November 10, 2020

THE TENDER AND INFORMATION AGENT FOR THE TENDER OFFER IS:

The Tender and Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street — 22nd Floor

New York, NY 10005

Unitholders may call toll-free: 800-669-5550

Banks and Brokers may call: 212-269-5550

Email: smlp@dfking.com

Additional copies of this Offer to Purchase, the Letter of Transmittal or other Tender Offer materials may be obtained from the Tender and Information Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Tender and Information Agent.